SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO §240.13d-2

(Amendment No. 1)*

Rapid7, Inc.

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

753422 104

(CUSIP Number)

December 31, 2017

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 753422 104	13G	Page 2 of 6

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Alan Matthews
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 3,141,486
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 3,141,486
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,141,486
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.1% (See Item 4 herein)
12	TYPE OF REPORTING PERSON* IN

CUSIP No. 753422 104	13G	Page 3 of 6

Item 1.

(a)	Name of Issuer:

Rapid7, Inc. (the “Issuer”)

(b)	Address of Issuer’s Principal Executive Offices:

100 Summer Street

Boston, Massachusetts 02110

Item 2.

(a)	Name of Person Filing:

Alan Matthews (the “Reporting Person”)

(b)	Address of Principal Business Office or, if none, Residence:

The business address for the Reporting Person is c/o Rapid7, Inc., 100 Summer Street, Boston, Massachusetts 02110.

(c)	Citizenship:

The Reporting Person is a citizen of the United States.

(d)	Title of Class of Securities:

Common Stock, $0.01 par value per share (the “Common Stock”)

(e)	CUSIP Number:

753422 104

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a: NOT APPLICABLE.

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

CUSIP No. 753422 104	13G	Page 4 of 6

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution:             .

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned:

As of December 31, 2017, the Reporting Person beneficially owned 3,141,486 shares of the Issuer’s Common Stock, which includes (i) 3,126,312 shares of the Issuer’s Common Stock and (ii) 15,174 shares of the Issuer’s Common Stock issuable upon the exercise of options exercisable within 60 days of December 31, 2017.

(b)	Percent of class:

7.1%, calculated based on 44,053,736 shares of the Issuer’s Common Stock reported to be outstanding as of December 31, 2017 by the Issuer in the Issuer’s Prospectus Supplement to Prospectus dated June 2, 2017, as filed with the Securities and Exchange Commission pursuant to Rule 424(b)(5) on January 26, 2018.

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote – 3,141,486

(ii)	Shared power to vote or to direct the vote – 0

(iii)	Sole power to dispose or to direct the disposition of – 3,141,486

(iv)	Shared power to dispose or to direct the disposition of – 0

Instruction. For computations regarding securities which represent a right to acquire an underlying security see §240.13d-3(d)(1).

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

CUSIP No. 753422 104	13G	Page 5 of 6

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certification

Not Applicable.

CUSIP No. 753422 104	13G	Page 6 of 6

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 13, 2018	/s/ Alan Matthews
Alan Matthews